SEC 04017279 COMMISSION

2-3-19

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2004 158 SECTION PROCESSING

SEC FILE NUMBER
8-52964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rumfolo and Associates Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4708 Tamarisk Street
(No. and Street)

Bellaire (City) Texas (State) 77401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilu Rumfolo 713-661-7373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinstein Spira & Co., P.C.
(Name – *if individual, state last, first, middle name*)

Five East Greenway Plaza, Suite 2200 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marilu Rumfolo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rumfolo and Associates Securities, L.P., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN R. ORTIZ
Notary Public, State of Texas
My Commission Expires
MARCH 22, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on the Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUMFOLO & ASSOCIATES SECURITIES, L.P.

Houston, Texas

ANNUAL FINANCIAL REPORT

December 31, 2003

WEINSTEIN SPIRA & COMPANY

Certified Public Accountants
and Business Advisors

TABLE OF CONTENTS

WEINSTEIN
SPIRA
& COMPANY

Certified Public Accountants
and Business Advisors

Independent Auditors' Report

Board of Directors
Rumfolo & Associates Securities, L.P.
Houston, Texas

We have audited the accompanying Statement of Financial Condition of Rumfolo & Associates Securities, L.P. as of December 31, 2003, and the related Statements of Loss, Changes in Partners' Capital, and Cash Flows for the year ended December 31, 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rumfolo & Associates Securities, L.P. as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 5, 2004

Five East Greenway Plaza, Suite 2200 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.622.9535
e-mail@weinsteinspira.com • www.weinsteinspira.com

RUMFOLO & ASSOCIATES SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
Cash and Cash Equivalents	$	11,530
Commissions Receivable from Clearing Organization		1,883
Accounts Receivable from Limited Partner		1,050
Prepaid Expenses		5,000
Property and Equipment, net of accumulated depreciation of $15,200		32,614
Other Assets		1,711
	$	53,788
PARTNERS' CAPITAL		
Partners' Capital	$	53,788

See notes to financial statements.

RUMFOLO & ASSOCIATES SECURITIES, L.P.
STATEMENT OF LOSS
For the Year Ended December 31, 2003

Revenues		
Commission income	$ 138,328	
Interest	34	$ 138,362
Expenses		
Officer's compensation and benefits	500	
Floor brokerage and clearing costs	57,685	
Communications	2,584	
Occupancy	10,498	
Professional fees	1,986	
Administrative fees	63,620	
Other	13,298	150,171
Net Loss		$ (11,809)

See notes to financial statements.

RUMFOLO & ASSOCIATES SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2003

	Limited Partner's Capital	General Partner's Capital	**Total Partners' Capital**
Balance - December 31, 2002	$ 82,365	$ 832	**$ 83,197**
Distributions	(17,600)		**(17,600)**
Net Loss	(11,691)	(118)	**(11,809)**
Balance - December 31, 2003	$ 53,074	$ 714	**$ 53,788**

See notes to financial statements.

RUMFOLO & ASSOCIATES SECURITIES, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash Flows From Operating Activities		
Net loss	$	(11,809)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		8,824
Changes in assets and liabilities:		
Decrease in commissions receivable		18,571
Decrease in other assets		10,064
Increase in prepaid expenses		(5,000)
Increase in accounts receivable from limited partner		(1,050)
Net Cash Provided by Operating Activities		19,600
Cash Flows from Financing Activities		
Distribution to limited partner		(17,600)
Net Cash Used in Financing Activities		(17,600)
Net Increase in Cash		2,000
Cash and Cash Equivalents - Beginning of Year		9,530
Cash and Cash Equivalents - End of Year	$	11,530

See notes to financial statements.

Note 1 - Accounting Policies and Description of Business

Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Description of Business

Rumfolo & Associates Securities, L.P. (the Partnership), located in Bellaire, Texas, is a broker and dealer subject to regulation under the Securities Exchange Act of 1934, as well as the rules of the National Association of Securities Dealers, Inc. (NASD), of which the Partnership is a member. The Partnership's customers are located throughout the United States. The Partnership's primary source of revenue is from commissions on trades from institutional investor customers.

The Partnership operates under a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii) whereby all securities transactions are carried by and cleared through the Partner's clearing broker.

Statement Presentation

The Unclassified Statement of Financial Condition is presented in accordance with industry standards.

Cash and Cash Equivalents

The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Partnership considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment are carried at cost. Depreciation and amortization of property and equipment is provided using the straight-line method for financial reporting purposes based on estimated useful lives of 5-7 years. Expenditures for repairs and maintenance are charged to expense as incurred.

Revenue and Cost Recognition

Customers' securities transactions are recorded on the settlement date basis with related commission income and expenses recorded on a trade date basis.

Federal Income Tax

No provision has been made for federal income tax, since these taxes are the responsibility of the individual partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Clearing Broker Contract

The Partnership has entered into an agreement for securities clearance services with Capital Institutional Services, Inc. (CIS) to carry and clear on a fully disclosed basis the Partnership's margin and cash accounts.

Under the agreement, the Partnership assumes responsibility for any potential payments to CIS to bring any of the Partnership's customer accounts in compliance with various securities laws and requirements. However, CIS assumes responsibility for monitoring the compliance of the Partnership's accounts.

The Partnership has also entered into a Commission Sharing agreement with E*Trade Securities, LLC to provide various clients of the Partnership a facility for executing securities transactions and to pay the Partnership a portion of the commissions received on transactions generated by the Partnership's clients.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2003, or in the procedures followed in making the periodic computation required. At December 31, 2003, the Partnership had net capital of $13,413 and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

Note 4 - Property and Equipment

Property and equipment at cost consisted of the following at December 31, 2003:

	Depreciable Life	Amount
Furniture and equipment	5 - 7 years	$ 25,880
Leasehold improvements	5 years	21,934
		47,814
Less: Accumulated depreciation		(15,200)
Net Property and Equipment		$ 32,614

Note 5 - Transactions With Related Parties

Office space is leased from a member of the Partnership under a month-to-month operating lease. Total rental expense paid to the partner for the year ending December 31, 2003 was $10,000.

In addition, guaranteed payments were made to the partner for the year ending December 31, 2003 of $500.

Note 6 - Organization

Rumfolo and Associates Securities, L.P. (the Partnership) is a Texas limited partnership formed on August 13, 2002. The general partner of the Partnership is Texas Capital Securities, LLC, with Marilu Rumfolo as its limited partner. The Partnership has the following profit/loss sharing ratios:

Texas Capital Securities, LLC	1%
Marilu Rumfolo	99%

SUPPLEMENTARY INFORMATION

SCHEDULE I
RUMFOLO & ASSOCIATES SECURITIES, L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Net Capital		
Total Shareholders' Capital Qualified for Net Capital		$ 53,788
Total Capital and Allowable Subordinated Liabilities		53,788
Deductions And/Or Charges		
Nonallowable assets:		
Prepaid expenses	$ 5,000	
Accounts receivable from limited partner	1,050	
Property and equipment, net	32,614	
Other assets	1,711	40,375
Net Capital Before Haircuts on Securities Positions		13,413
Haircuts on Securities		0
Net Capital		$ 13,413
Aggregate Indebtedness		$ 0
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6.67% of total aggregate indebtedness)		$ 0
Minimum Dollar Net Capital Requirement		$ 5,000
Net Capital Requirement (greater of above two minimum requirement amounts)		$ 5,000
Excess Net Capital		$ 8,413
Ratio: Aggregate Indebtedness to Net Capital		0 to 1
A. Reconciliation of Computation of Net Capital:		
1. Net Capital, per FOCUS Report, Part IIA, line 15		$ 13,121
Accrued income, net recorded due to clearing organization oversight		292
Adjusted net capital		$ 13,413
2. Aggregate indebtedness, per FOCUS Report, Part IIA, line 19		$ 0
Adjusted aggregate indebtedness		$ 0

The Partnership prepares its record on an accrual basis and it was determined there were no outstanding liabilities at the end of the year.

SCHEDULE II
RUMFOLO & ASSOCIATES SECURITIES, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

WEINSTEIN
SPIRA
& COMPANY

Certified Public Accountants
and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Rumfolo and Associates Securities, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Rumfolo and Associates Securities, L.P. (the Partnership) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five East Greenway Plaza, Suite 2200 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.622.9535
e-mail@weinsteinspira.com • www.weinsteinspira.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 5, 2004